

Axos Financial, Inc.
Investor Presentation

May 2021   NYSE: AX

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, including the acquisition of E*TRADE Advisor Services, estimates of capital expenditures, plans for future operations, products or services, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2020, Form 10-Q for the quarter ended March 31, 2021 and our last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Axos' Business Model is Differentiated From Other Banks

axos™

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-selling	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities



Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Our Business Model is More Profitable Because Our Costs are Lower and Our Assets are Higher-Yielding



As % of average assets	Axos[1] (%)	Banks Greater Than $10bn[2] (%)
Net interest income	4.27%	2.45%
Salaries and benefits	0.98%	1.09%
Premises, equipment and other non-interest expense	0.94%	1.26%
Total non-interest expense	**1.92%**	**2.35%**
Core business margin	**2.35%**	**0.10%**

1. For the three months ended 12/31/2021 – the most recent data on FDIC website "Statistics on Depository Institutions Report". Axos Bank only, excludes Axos Financial, Inc. and non-bank subsidiaries to compare to FDIC data. Data retrieved 5/3/2021.
2. All Commercial Banks by asset size. FDIC reported for three months ended 12/31/2020. Total of 151 institutions >$10 billion. Data retrieved 5/4/2021.

Axos Financial's Three Business Segments Provide the Foundation For Sustained Long-Term Growth



Consumer Banking

Securities

Commercial Banking

Investment Thesis

> Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments

> Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

> Structural cost advantage vs. traditional banks

> Differentiated distribution strategy

> New business initiatives will generate incremental growth

> Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity

> Technology synergies among business segments reduce overall cost of growth strategy

Our Model is Built for Increased Digital Interactions

aXOS

COVID-19 Has Accelerated Adoption of Digital Banking and Wealth Management

Consumer Banking	Commercial Banking	Securities
> Convenience and superior user experience keys to long-term success > Effective use of customer data and segmentation reduces customer acquisition costs and increases cross-sell > Control of front- and back-end connectivity to technology stack provides cost and time-to-market advantages > UDB allows Axos to continuously add new self-service tools and value-added services within our digital banking platform	> Providers that integrate banking with specialized software to serve specific customer segments will gain market share > Axos Fiduciary Services supports trustees and fiduciaries nationwide through software + services model > Winning cash/treasury management accounts through > automation and custom API integration > Regional sales leaders supported by centralized service team creates a more efficient and scalable model	> Consumers across all age and income demographics want to manage their finances through a centralized, digital platform > Independent RIAs and IBDs need banking services to compete with money center banks and large broker-dealers > Owning clearing, custody, and direct-to-consumer digital wealth capabilities provides opportunities to serve consumers with incremental services at favorable economics

Fiscal 2021 Third Quarter Highlights Compared with Fiscal 2020 Third Quarter

AXOS

Asset Growth



$ Millions

12,160 → 21.9% → 14,828

Deposit Growth



$ Millions

9,567 → 21.4% → 11,613

Net Income



$ Millions

57.6* → -3.9% → 55.4*

56.0 → 53.6

Diluted EPS



$ Diluted EPS

0.94* → -2.1% → 0.92*

0.91 → 0.89

Return on Equity = 16.65%*

Return on Assets = 1.57%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, exclude non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 16.12% and ROA was 1.52% based on GAAP earnings.

Fiscal 2020 Highlights Compared with Fiscal 2019

aXOS

Asset Growth



$ Millions — FY 2019: 11,220 → FY 2020: 13,852 (23.5%)

Deposit Growth



$ Millions — FY 2019: 8,983 → FY 2020: 11,337 (26.2%)

Net Income



$ Millions — FY 2019: 155.1 (172.0*) → FY 2020: 183.4 (190.5*) (10.8%)

Diluted EPS



$ Diluted EPS — FY 2019: 2.48 (2.75*) → FY 2020: 2.98 (3.10*) (12.7%)

Return on Equity = 16.21%*

Return on Assets = 1.59%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 15.65% and ROA was 1.53% based on GAAP earnings.

Diluted EPS and Book Value Per Share Have Been Consistently Strong

axos



Diluted EPS (FY)

$ per share

- 2015: 1.34
- 2016: 1.87
- 2017: 2.10
- 2018: 2.37
- 2019: 2.48 / 2.75*
- 2020: 2.98 / 3.10*

17% CAGR



Book Value Per Share (FY)

$ per share

- 2015: 8.51
- 2016: 10.73
- 2017: 13.05
- 2018: 15.24
- 2019: 17.47
- 2020: 20.56

19% CAGR

*Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, Diluted EPS was $2.48 and $2.98 for FY19 and FY20, respectively, based on GAAP earnings.

Net Interest Margin Has Been Stable/Rising Through a Variety of Interest Rate Cycles



Stable Net Interest Margin

- FY2016: 3.91%
- FY2017: 3.95%
- FY2018: 4.11%
- FY2019: 4.07%
- FY2020: 4.12%

Legend: Axos NIM - reported, Fed Funds

Axos is a Top Quartile Performer Versus Bank Peer Group

aXOS

	Axos Bank	Peer Group	Percentile
ROAA	1.81%	1.16%	81%
Return on equity	19.01%	10.68%	83%
G&A	1.98%	2.40%	29%
Efficiency ratio	42.31%	64.47%	8%

The 83% on ROE means that the Bank outperformed 83% of all banks. The 29% G&A ranking means that only 29% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 3/31/21; data retrieved 5/3/21.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 3/31/21.

10

Net Loan Growth by Category for Third Quarter Ended March 31, 2021

axos

$ Millions

		Q3 FY21	Q2 FY21	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,931	$4,068	($137)
	SF Warehouse Lending	968	1,185	($217)
Multifamily & SB Commercial Mortgage	Multifamily	1,963	1,930	33
	Small Balance Commercial	461	433	28
Commercial Real Estate	CRE Specialty	2,911	2,586	325
	Lender Finance RE	132	135	(3)
Commercial & Industrial Non-RE	Lender Finance Non RE	523	510	13
	Equipment Leasing	121	130	(9)
	SBLOC & Other	387	293	94
Auto & Consumer	Auto	266	269	(3)
	Unsecured / OD	58	58	-
Other	PPP	125	140	(15)
	Refund Advance & Other	10	12	(2)
Loans & Leases		$11,856	$11,749	$107

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)

aXOS

Chart: Net Loan Portfolio by quarter

Quarter	Net Loan Portfolio
Q3 2020	$10,372,921
Q4 2020	$10,631,349
Q1 2021	$10,925,450
Q2 2021	$11,609,584
Q3 2021	$11,711,215

Average Loan to Value 	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Multifamily	54%	55%	56%	56%	55%
Single family	57%	58%	58%	58%	57%

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)



$M



150

5.7   5.7

140   (1.4)   0.4   2.7

130

120   136.4   138.1

110

100
          December 31,   Gross Charge-   Gross   Provision for   March 31, 2021
          2020   offs   Recoveries   Credit   ACL + UCL
          ACL + UCL   Losses

13

Allowance for Credit Losses (ACL) by Loan and Lease Category at March 31, 2021

axos

$ Millions

	Loan Balance	ACL $	ACL %
Loans & Leases			
Single Family Mortgage and Warehouse	$4,899.2	$29.9	0.61%
Multifamily & SB Commercial Mortgage	2,424.2	13.4	0.55%
Commercial Real Estate	3,042.9	56.3	1.85%
Commercial & Industrial Non-RE	1,030.9	23.7	2.30%
Auto & Consumer	323.6	7.2	2.22%
Other	135.7	7.6	5.60%
	$11,856.5	$138.1	1.16%

Loan Origination Growth

aXOS

Fiscal Year Loan Originations



$ Billions

14.3% 5-yr CAGR

	2015	2016	2017	2018	2019	2020
Total	4.3	5.0	5.6	7.5	8.4	8.4
Loans for sale	1.0	1.4	1.4	1.6	1.5	1.6
Loans for investment	3.3	3.6	4.2	5.9	6.9	6.8

Annual growth rate		15.6%	11.2%	34.7%	12.3%	0%

🟧 Loans for sale   🟦 Loans for investment

Future Plans

> Organic growth in existing business lines
>   • Multifamily geographic expansion
>   • Agency and jumbo mortgage channel expansion
>   • Small Balance Commercial Real Estate expansion
>   • Large Balance Commercial / Specialty Real Estate expansion

> Additional C&I verticals/product expansion

> Retail auto lending launch

> RIA M&A and succession lending

Diversified Deposit Businesses



Key Elements

Deposit

Consumer direct
- ‹ Full service digital banking, wealth management, and securities trading*

Distribution Partners
- ‹ Exclusive relationships with significant brands, groups, or employers
- ‹ Exclusive relationships with brokers and financial planners through Axos Clearing and Axos Advisor

Small business banking
- ‹ Business banking with simple suite of cash management services

Commercial/ Treasury Management
- ‹ Full-service treasury/cash management
- ‹ Team enhancements and geographic expansion
- ‹ Bank and securities cross-sell

Axos Securities
- ‹ Broker-dealer client cash
- ‹ Broker-dealer reserve accounts

Specialty deposits
- ‹ Fiduciary services for trustees
- ‹ 1031 exchange firms
- ‹ Title and escrow companies
- ‹ HOA and property management

Fiduciary Services
- ‹ Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- ‹ Software allows servicing of SEC receivers and non-chapter 7 cases

*Fiscal Q4 2021 Expected Launch

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

aXOS

June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits — 19%
Savings — 31%
Time deposits — 50%

March 31, 2021

100% of Deposits = $11.6 billion



Savings – IRA — 2%
Time deposits — 14%
Checking and other demand deposits — 55%
Savings — 29%

Checking Growth (6/2013 – 3/2021) = 1,518%
Savings Growth (6/2013 – 3/2021) = 422%

Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States



Average Deposit Balance
- 100
- 500
- 1000
- 2500
- 5000
- 10000
- 25000
- 100000
- 250000

Number of Accounts
- 1
- 10
- 25
- 50
- 90

Axos Deposits Have National Reach With Customers in Every State

Commercial Loans and Deposits
4 years of growth



Spot Balance ($BN's)

2015 — Loans $1.73, Deposits $1.08
2019 — Loans $4.45, Deposits $3.21

21% (Loans)
25% (Deposits)

■ Loans ■ Deposits

Loan Growth Drivers	Deposit Growth Drivers
•Product Expansion •Repeating Client Relationships •Reputation for Reliable Execution	•Service to Specialty Verticals •Technology and Application Integration •Reposition as Commercial Banker

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

aXOS

Deposit Growth



$ Millions

20.6% 5-yr CAGR

	2015	2016	2017	2018	2019	2020
Deposits	4,452	6,044	6,900	7,985	8,983	11,337
% CDs[1]	18%	17%	12%	25%	26%	20%
% Borrowings[2]	15%	12%	9%	6%	6%	4%

Future Plans

> Enhanced digital marketing automation integrated to outbound sales group

> Products and technology integration targeted to specific industry groups

> Creation of differentiated consumer and business banking platform

> Enhanced focus on customer service and user experience

> Leverage existing and create new distribution partnerships to allow for reduced acquisition cost and leverage of external brands

[1] as a % of total deposits
[2] as a % of total liabilities

Diversified Fee / Non-Interest Income

axos

			% Fee Income Fiscal Q3 2021*	% Fee Income FY 2020*
Mortgage Banking	Agency		38%	20%
	Jumbo			
	Multifamily			
Gain on Sale – Other	Structured Settlement		1%	7%
	Other			
Deposit/ Service Fees	Cash/Treasury Management		19%	16%
	Consumer Deposit			
	Payments			
	Tax		3%	29%
	Prepaid			
Prepayment Fee			6%	6%
Broker-Dealer			33%	22%

Fee Income

*Excludes investment securities gains and losses

21

Axos Securities Overview

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs



Axos Securities

Axos Clearing Securities Clearing & Custody	62 IBDs 110,000 Clients
Axos Invest Digital Wealth & Personal Financial Management	24,000 Clients
Axos Trading[1] Self-Directing Trading	Expected Launch Fiscal Q4 2021

Access to ~135,000 Clients

Consumer Banking
> Consumer Deposit Accounts
> ODL/Margin Accounts
> Jumbo Single Family Mortgage Loans

Commercial Banking
> Securities-Backed Lines of Credit
> Cash Management
> Commercial Property Refinancing

Digital Solutions
> Universal Digital Platform
> Account Opening Platform

[1] Target "go-live" Fiscal Q4 2021

Securities Strategy

Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features



Secular Industry Trends Provide Opportunities for Axos



Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small and medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

Business Segment Overview – Axos Invest

aXos

Core Services	▪ Free financial digital advisor that helps clients achieve their goals by automating the financial planning process. ▪ Provides premium packages for clients who want additional value beyond our core services.
Customer Behavior	▪ **High Conversion Rates** – Platform has been able to sustain 20% conversion rate with low client attrition. ▪ **Low Acquisition Costs**– Compared to industry standards, historic acquisition costs have sub – $50/per client (funded account). ▪ **Sticky Accounts** – Clients trust our advice with 49% following our recommendations within first week.
Customer Served	▪ Do-It-Yourself Mass Market

24,000+ sticky customer accounts with opportunities to cross-sell banking and premium services

Monetize Clients by Leveraging Data and Personalization at Key Event-Driven Decision Points

INTEGRATED FINANCIAL PRODUCTS

SEEK GUIDANCE

 +  =

49%
OF RECOMMENDATIONS COMPLETED IN 1 WEEK

Our recommendation engine already has the capability to integrate a wide variety of financial offerings: savings, credit, purchases, and more

Key Goals of Universal Digital Bank

aXOS

Personalization	› Increase chances of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages › Products optimized by channel, recipient and journey › Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic and interactive and intuitive design experience › Integrate online experience with other channels
Cross-Sell	› Artificial intelligence and big data credit models enable quick credit decisions › Customized product recommendations based upon analytical determination of need

Personalization Solution Will Increase Consumer Engagement and Lifetime Value

Goal is to present customers with customized and relevant offers at the right time via the right channel



Target unknown prospects and lookalikes

Establish a central hub for customer information needed to identify + prioritize relevant opportunities

Contact customers via marketing automation solutions

Present relevant personalized content across digital properties

As We Fully Digitize All Front-End Customer Interactions, Operational Efficiency Gains Also Become Possible

Online Banking Customer Interaction

- Provide compelling customer value proposition to use online banking
- Employ intelligent, personalized, automated campaigns to develop customer confidence in our messages
- Utilize multiple channels to deliver information that reflects customer preferences

Customer Self Service

- Expand digital channels and leverage omnichannel AI Hub across multiple channels, to streamline interactions
  - Easy to use self help via intelligent, automated platforms such as conversational.ai to make it easy to get what's wanted, when it's wanted, anytime, anywhere
  - Customer seamlessly switches from one channel to another e.g. IVR, Chatbot, Facebook Messenger, etc.

Operational Efficiency

- Customer centric operational efficiencies reduce cost, while accelerating delivery of customer requests
- Efficiencies are delivered using tools such as our robotic process automation platform, or low code platform to automate high volume, repetitive processes

Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities



Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities PCLENDER ncino CoStar GROUP RIMS		iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Credit Tools list is a sampling and is not purported to be comprehensive.

Credit Quality

No Loans in Forbearance and Decreasing NPA

12/31/2020	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$5,252.8	$0.0	0.00%	$117.2	2.23%
Multifamily and Commercial Mortgage	$2,363.0	$0.0	0.00%	$32.1	1.36%
Commercial Real Estate	$2,720.9	$0.0	0.00%	$16.6	0.61%
Commercial & Industrial - Non-RE	$933.1	$0.0	0.00%	$3.0	0.32%
Auto & Consumer	$327.3	$0.0	0.00%	$0.4	0.11%
Other	$151.5	$0.0	0.00%	$0.0	0.00%
Total	$11,748.6	$0.0	0.00%	$169.3	1.44%

3/31/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,899.2	$0.0	0.00%	$85.0	1.74%
Multifamily and Commercial Mortgage	$2,424.2	$0.0	0.00%	$30.8	1.27%
Commercial Real Estate	$3,042.9	$0.0	0.00%	$16.4	0.54%
Commercial & Industrial - Non-RE	$1,030.9	$0.0	0.00%	$3.0	0.29%
Auto & Consumer	$323.6	$0.0	0.00%	$0.4	0.12%
Other	$135.7	$0.0	0.00%	$0.0	0.00%
Total	$11,856.5	$0.0	0.00%	$135.6	1.14%

Change from 12/31/20 to 3/31/21	Loans O/S	Loans in Forbearance or Deferral		NPAs	
Single Family-Mortgage & Warehouse	-$353.6	$0.0		-$32.2	
Multifamily and Commercial Mortgage	$61.2	$0.0		-$1.2	
Commercial Real Estate	$322.0	$0.0		-$0.2	
Commercial & Industrial - Non-RE	$97.8	$0.0		$0.0	
Auto & Consumer	-$3.7	$0.0		$0.0	
Other	-$15.8	$0.0		$0.0	
Total	$107.9	$0.0		-$33.6	

Asset Quality Built to Withstand Economic Cycles



Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated July 1, 2020.
*As of March 31, 2021, NPAs / Assets was 0.96% and NCOs / Avg. Assets was 0.07%.

Diversified Funding and Liquidity

Strong Profitability and Liquidity Support Organic Growth

Consumer and Commercial Deposits

> Axos Advisors
> Consumer Direct
> Small Business Banking
> Specialty Commercial Deposits

Non-Interest-Bearing Deposits

> Axos Fiduciary Services
> Commercial Cash/Treasury Management
> Prepaid Consumer Debit Cards

Off Balance Sheet Funding*

> Axos Clearing - $472 million
> FHLB - $2.8 billion
> Federal Reserve Discount Window - $2.3 billion

Strong Capital Ratios*

> Tier 1 Capital: 11.74% (Bank)
> Tier 1 Leverage: 9.56% (Bank)
> Total Capital: 13.32 % (Holdco)
> TCE/TA: 8.24% (Holdco)
> Tangible Book Value/Share: $20.44

*As of 3/31/21

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com